October 1, 2009

VIA FACSIMILE AND EDGAR

Mr. Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
703-813-6982 - facsimile

Re:          American Energy Production, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009
Item 4.01 Form 8-K Filed August 12, 2009
File Number: 0-50436

Dear Mr. Shannon,

    Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 6, 2009
    Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 20, 2009

As a result of the recently filed Form  8-K announcing the dismissal of Seale & Beers, CPA’s (“Seale”) and the engagement of Salberg & Company, P.A. (“Salberg”) as the Company’s independent registered public accounting firm, the Company has been transferring all information to Salberg and is in the process of discussions with Salberg on the documents and prior filings. As you are aware, the Company was previously engaged with Moore & Associates, Chartered (“Moore”) and because of the sanctions related to Moore, changed to Seale for the June 30, 2009 Form 10-Q filing.  Subsequently, the Company changed to Salberg based upon a more thorough review of the Company’s financial reporting requirements and the extensive experience that Salberg possessed to meet these requirements.

Previously, the Company relayed to the Commission an intended response to the comments on or before September 25, 2009.  However, in light of the recent change again in auditors, the Company intends to respond to the comments on or before October 16, 2009.

We appreciate the opportunity to respond to the Commission’s comments as related to our filings as discussed above.  Thank you for your consideration.

Sincerely,

s/s Charles Bitters
Charles Bitters
Chief Executive Officer and Chief Financial Officer